[Letterhead of Sonnenschein Nath & Rosenthal LLP]

Jeffrey A. Baumel 973.912.7189 jbaumel@sonnenschein.com	101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com

August 18, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Steve Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance F Street, N.E. Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

           By letter dated July 15, 2008 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided comments on the annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”) of American CareSource Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Controls and Procedures, page 25

Management’s Annual Report on Internal Control over Financial Reporting, page 25

1.
We note in the second paragraph on page 26 that you based your assessment on criteria for effective internal control over financial reporting described in the Securities and Exchange Commission’s Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting.  Exchange Act Rule 13a-15 notes that an evaluation that is conducted in accordance with the interpretive guidance issued in the aforementioned release will satisfy the evaluation. Section II.B.3.a. of SEC Release 33-8238 specified characteristics of a suitable internal control framework and provided examples of suitable frameworks such as COSO. Please clarify for us the framework that you used to evaluate the effectiveness of internal control over financial reporting.

Brussels            Charlotte            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis

San Francisco            Short Hills, N.J.            Silicon Valley         Washington, D.C.            West Palm Beach

United States Securities and Exchange Commission
August 18, 2008

Response:

The Company advises the Staff that it used the Internal Control Framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in evaluating the effectiveness of its internal control over financial reporting.

Notes to Consolidated Financial Statements, page F-6

Note 1.  Summary of Significant Accounting Policies, page F-6

2.
We note that you have determined that you act as a principal under EITF 99-19, and record revenues on a gross basis.  Please provide us with an analysis of the indicators that support gross revenue reporting and the indicators that support net revenue reporting that supplements the factors described on page F-7.  In your response, explain how you considered the fact that you are not liable for costs incurred by independent contract service providers until you receive payment from the respective payors as an indicator of net revenue reporting.  Describe your judgments with regard to the relative strength of each of the indicators considered.

Response:

Introduction

The Company has analyzed carefully the requirements under Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) in choosing the correct method of accounting for its revenues.  We describe below the circumstances that determine the receipt of revenue by the Company, which is followed by a description of the factors that were analyzed in determining the proper method of accounting.  We then explain how the factors established under EITF 99-19 relate directly to the Company’s business and support the conclusion of the Company that it should report revenue on a gross basis when settling claims for service providers through its contracted service provider network.

United States Securities and Exchange Commission
August 18, 2008

The American CareSource Business Model

•           The Company negotiates separate contracts with each service provider and negotiates separate contracts with each client payor.  Neither the service provider nor the payor may look through the Company and claim directly against the other party.  Each service provider contracts with the Company only, and not with the payor. Likewise, each payor contracts with the Company only and not with the service provider.  Each party deals directly with the Company and does not deal with each other directly.  Accordingly, there is no contractual relationship between the provider and payor, each only having rights and obligations with and to the Company.

•           The Company determines through separate negotiations with the payors which of its service providers will be included or excluded in the network to be offered to the client payor based on various factors established with the client payor, including price and access.

•           The Company’s earnings are determined by the spread between what it pays to its providers and what it receives from the payors. The Company does not earn a fixed dollar amount per customer transaction regardless of the amount billed to customers nor earn a stated percentage of the amount billed to its customers.

•           The Company is responsible to the service provider for managing and processing the claims presented by the provider.

•           The Company sets prices to be settled with payors and separately negotiates the prices to be settled with the service providers.  The Company has the risk of loss if it is unable to continue to make providers available for patients of payors at a price that is less than the amounts collected from payors.

•           The Company may realize a positive or negative margin represented by the difference between the negotiated fees received from the payor and the negotiated amount paid to the service providers.

•           When claims are recorded gross, the payor’s payment to the Company is recorded as revenue and the Company’s payment to the service provider is recorded as cost of revenues in the statement of operations.

United States Securities and Exchange Commission
August 18, 2008

•           The Company does not have responsibility to collect co-payments to be made or co-insurance claims to be received.  Accordingly, co-payments or co-insurance claims collected are not recorded as either revenue or cost of revenue.

While the Company is able to re-price a claim and accurately estimate what it should be paid for the service, the presence of co-pays, deductibles and coinsurance can all affect the ultimate collectability of the claim.  The Company estimates the amounts that will not be collected due to co-payments, co-insurance and deductibles based on prior collection experience by payor and records revenue net of these estimates.

Gross Revenue Reporting

Following are indicators of gross revenue reporting as detailed in EITF 99-19 and the Company’s analysis of each indicator:

•
The company is the primary obligor in the arrangement.  EITF 99-19 states that whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction.  If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service.

The Company’s agreements with its payor clients make it primarily responsible for providing a network of providers to the payor’s participants.  If the Company is unable to make providers available, the payors may not do business with the Company and the Company’s revenues may decline.  If the providers’ service is inferior, the payors may stop doing business with the Company and the Company’s revenues may decline.  The Company is obligated to make payments to service providers, which amounts are separately agreed upon between the Company and the service providers.

•
The company has latitude in establishing pricing.  If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

United States Securities and Exchange Commission
August 18, 2008

The Company negotiates rates for services with each client payor with which it enters into agreements.  Client rates for services are negotiated separately, independent of other client contracts.  The Company negotiates separately with the service providers.  The Company bears the risk of profitability as its contracted rates with service providers are negotiated separately from its client rates.

•
The company changes the product or performs part of the service.  If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.  This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company's physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

The Company performs the services of coordinating the relationship between the client payors and the service providers.  The Company receives the claims associated with services provided, submits them to the client payors, investigates delinquent payments, receives the cash receipts related to the claims and submits payment to the service providers.  The Company’s model is founded on the premise that, the provider would not receive as much as the payor pays the Company for the services.  The payor receives better records, superior screening of providers and certainty of administration, all of which clearly enhance the ability of the payor to avail itself of the services offered by providers.

•
The company has credit risk.  If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount.  Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.  A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is canceled or reversed is not evidence of credit risk for the gross transaction.  Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier).  Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance.  Credit risk that has been substantially mitigated is not an indicator of gross reporting.

United States Securities and Exchange Commission
August 18, 2008

Upon receipt of payment from the payor, the Company has the obligation and risk under its agreements with service providers to pay to them the amount owed to them regardless of the amount collected from the payors.  Accordingly, the Company bears the risk of loss on individual claims, specifically when the cash payment it receives from the payors is less than the amounts due to the service providers.  The Company acknowledges from a timing standpoint that it does not remit amounts payable to service providers until it receives payment from client payors.  However, that does not mitigate its obligation to cover any shortfalls between amounts collected and amounts to be paid to service providers.

Net Revenue Reporting

Following are indicators of net revenue reporting as detailed in EITF 99-19 and the Company’s analysis of each indicator:

•
The supplier (not the company) is the primary obligor in the arrangement.  Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction.  If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier).  Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the company or the supplier is responsible for fulfilling the ordered product or service.

Under the agreements between the Company and the payors, the Company is responsible for providing for the availability of qualified healthcare providers and billing and organizing all services.  The Company is the primary obligor in the arrangements as services are executed by service providers within the Company’s network of providers.  If the services are not satisfactory to the payors, the Company will not get paid.  This is evidenced by payment for the services being made to the Company by the client payors.

United States Securities and Exchange Commission
August 18, 2008

•
The amount the company earns is fixed.  If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

The Company receives from its payor clients a variable amount in accordance with contracted rates for services provided and not on a fixed, straight per-patient basis.  The amounts are not fixed and vary entirely based on the services provided.

•
The supplier (and not the company) has credit risk.  If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

The Company bears the risk of loss on any differences between the amounts received from client payors and amounts due to service providers.  See above.

Based on the Company’s analysis of the key indicators detailed in EITF 99-19, it has determined that it clearly meets the criteria for reporting revenues on a gross basis:

•	The Company is the primary obligor;
•	The Company has latitude in pricing;
•	The Company performs the services of coordinating the relationship between the client payors and the service providers; and
•	The Company bears the risk of loss on individual claims when amounts received from payors are less than amounts payable to service providers.

United States Securities and Exchange Commission
August 18, 2008

Accounts receivable, page F-8

3.
We note that accounts receivable amounts are net of an allowance to adjust for expected collectability.  Please disclose the amounts of allowances for doubtful accounts for years presented and your accounting policy and methodology you used to estimate the allowance for doubtful accounts, pursuant to paragraphs 13.b. and 13.e. of SOP 01-6, or tell us why you believe these disclosures are not necessary.

Response:

The adjustments to accounts receivable during each of the years ended December 31, 2005, 2006 and 2007 have been approximately 0%, 15% and 5%, respectively, of the total accounts receivable balance (the allowance as a percent of the Company’s total accounts receivable was unusually high in 2006 as the allowance was established during that year in response to the growth in amounts due from its client payors). These amounts had not been broken out in the past because the Company believed them to be not material and they had remained historically accurate.  The Company will, commencing with the annual report on Form 10-K for the year ending December 31, 2008 (the “2008 10-K”), include specific information in its annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q, with respect to the total allowance for adjustment for expected collectability and the methodology used to estimate the allowance.

Issuance of Warrants, page F-9

4.	Please expand your disclosure regarding the issuance of warrants as follows:

(a)
In the first paragraph on page F-9, please disclose the number of warrants that were issued in exchange for the guarantee of debt.  In addition, disclose in more detail the “fair value method” that you used to determine the fair value of the warrants.

(b)	In the second paragraph, disclose how you accounted for the warrants issued to Laidlaw, and disclose in more detail the “fair value method” that you used to determine the fair value of the warrants.

United States Securities and Exchange Commission
August 18, 2008

(c)
In the third paragraph, disclose how you accounted for the warrants issued to your new customer, Texas True Choice, Inc., and disclose the fair value of the warrants and how you determined the fair value. In your response, cite the specific accounting guidance that you applied in accounting for the transaction.

Response:

           The Company respectfully advises the Staff that the method used to determine the fair value of the above-referenced warrants is disclosed in Note 6 on page F-18 of its 2007 Form 10-K as the Black-Scholes-Merton method.  The Company will, commencing with its 2008 Form 10-K, disclose the fair value method in the appropriate paragraphs of the section “Issuance of Warrants” in Note 1.

           (a)  As disclosed on page 28 of the 2007 10-K, the Company issued Series A warrants to purchase 1,096,491 shares of its common stock, par value $0.01 per share (the “Common Stock”) to John Pappajohn and Derace L. Schaffer in conjunction with the personal guarantees associated with the Company’s $3,000,000 line of credit with Wells Fargo Bank, NA (the “Line of Credit”).  As further disclosed on such page, the Company issued Series B warrants to purchase 641,059 shares of Common Stock to John Pappajohn, Derace L. Schaffer and Matthew P. Kinley in conjunction with increasing the Line of Credit.  The total number of warrants issued in exchange for the guarantee of debt was therefore 1,737,550. The Company will, commencing with its 2008 Form 10-K, disclose the total number of warrants issued in exchange for the guarantee of debt in the section “Issuance of Warrants” in Note 1.

           (b)  The Company advises the Staff that the warrants issued to Laidlaw were valued using the Black-Scholes Merton valuation method, and were accounted for as costs related to the private placement, with which Laidlaw assisted.  The Company will, commencing with its 2008 Form 10-K, disclose the accounting method in the section “Issuance of Warrants” in Note 1.  The fair value of these warrants was disclosed on page F-9 of the 2007 Form 10-K and the valuation method was disclosed on page F-18.

           (c)  The Company advises the Staff that the warrants issued to Texas True Choice, Inc. were accounted for as deferred costs, which are being amortized over the life of the agreement with Texas True Choice, Inc.  In so accounting for the transaction, the Company relied on EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  Using the Black-Scholes-Merton method, the fair value of the warrants was determined to be $0.94. The Company will, commencing with its 2008 Form 10-K, disclose the accounting method and fair value of the warrants in the section “Issuance of Warrants” in Note 1.

United States Securities and Exchange Commission
August 18, 2008

Intangible assets, page F-10

5.
Please advise us whether your provider contracts included a contract with Lutheran.  If so, tell us how you considered SFAS 144 in determining whether the provider contract with Lutheran was impaired in light of the fact, as disclosed on page 9, that Lutheran began to contract directly with certain service providers which significantly reduced your claim volume for Lutheran.

Response:

The Company advises the Staff that the provider contracts listed in the summary of the Company’s intangible assets on page F-10 did not include a contract with Med Partners d/b/a Lutheran (“Lutheran”).  As disclosed on page 9 of the 2007 Form 10-K, Lutheran is a client of the Company and not a healthcare provider and the loss of the contract did not impact the valuation of the provider contracts.  The contracts listed on page F-10, however, consist of contracts that the Company has with providers of ancillary healthcare services.

Note 4.  Income Taxes, page F-13

6.
Please present separately the current and noncurrent amounts of deferred tax assets and liabilities on the face of your consolidated balance sheets and within the table on page F-14. Refer to paragraphs 41 and 42 of SFAS 109.

Response:

The Company advises the Staff that the current amount of deferred tax assets included in its consolidated balance sheets and the table on page F-14 is $5,886 and is not deemed by the Company to be material.

United States Securities and Exchange Commission
August 18, 2008

  *     *     *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel
Jeffrey A. Baumel
Partner

Cc:	Tia Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Health Care Services